

Mail Stop 6010

July 24, 2008

Via Facsimile and U.S. Mail

Mr. Jal S. Jassawalla
Chief Executive Officer
World Heart Corporation
7799 Pardee Lane
Oakland, CA   94621

> **Re: World Heart Corporation**
> **Form 10-KSB for the year ended December 31, 2007**
> **Filed March 27, 2008**
> **File No. 0-28882**

Dear Mr. Jassawalla:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief